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                               July 7, 2021

       Mehesh Karande
       Chief Financial Officer
       Omega Therapeutics, Inc.
       20 Acorn Park Dive
       Cambridge, MA 02140

                                                        Re: Omega Therapeutics,
Inc.
                                                            Amended Draft
Registration Statement on Form S-1
                                                            Filed June 22, 2021
                                                            CIK No. 0001850838

       Dear Mr. Karande:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 22, 2021

       Certain Definitions, page iii

   1. We note your response to comment three, however Rule 421(b)(3) indicates that you should not rely on a
glossary as the primary means of explaining information presented in your prospectus. Please
revise to ensure the acronyms referencing disease conditions are clear from the context
the first time they are referenced.
       Hepatocellular Carcinoma, page 129

   2. The graphic under the heading "OTX-2002 reduced viability of HCC cancer cells but not healthy human liver
cells (in vitro)" at the top of page 130 contains text that is illegible.
                                                        Please revise
accordingly.

                                                        You may contact David
Burton at 202-551-3626 or Kevin Vaughn at 202-551-3494 if
 Mehesh Karande
Omega Therapeutics, Inc.
July 7, 2021
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameMehesh Karande                          Sincerely,
Comapany NameOmega Therapeutics, Inc.
                                                          Division of
Corporation Finance
July 7, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName